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                             September 15, 2021

       Sung Lee
       Chief Financial Officer
       MorphoSys AG
       Semmelweisstrasse 7
       82152 Planegg, Germany

                                                        Re: MorphoSys AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 15,
2021
                                                            File No. 001-38455

       Dear Mr. Lee:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Note 4 - Collaboration and License Agreement with Incyte, page F-52

   1. We note that in January 2020 you entered into a collaboration and license agreement with
                                                        Incyte, where you
received a $750 million upfront payment and an additional payment of
                                                        $150 million for
3,629,764 new ADSs. In connection with the agreement you recognized
                                                        $48.9 million as a
current financial asset, $588.3 million as a non-current financial liability, $1.0 million
in common stock, $90.7 million in additional paid-in capital and
                                                        $268.9 million as
revenues. Please address the following and cite the authoritative literature upon which
you relied:

                                                              Explain why your
recorded a financial asset and financial liability in connection with the collaboration
and license agreement. Also explain why the financial asset is subsequently
measured at fair value and the liability is subsequently measured at amortized cost.
 Sung Lee
MorphoSys AG
September 15, 2021
Page 2
                Tell us why the residual amount of $268.9 million was entirely recognized as the marketing license for tafasitamab outside the U.S.
                Tell us how you accounted for the premium that Incyte agreed to pay for your ADSs on the date of the agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameSung Lee                                  Sincerely,
Comapany NameMorphoSys AG
                                                            Division of
Corporation Finance
September 15, 2021 Page 2                                   Office of Life
Sciences
FirstName LastName